press release

Paris, February 17, 2010

General Shareholders' Meeting of April 29, 2010

Proposal for modification in the governance structure

In the context of AXA's proposed change in governance structure, the Supervisory Board approved today the proposed amendments to AXA's Charter (*statuts*) that will be submitted to a vote of shareholders at AXA's General Shareholders' Meeting on April 29, 2010.

As announced by the Group on October 7, 2009, AXA intends to propose to its shareholders the replacement of its current dual board structure (Supervisory Board and Management Board) with a unitary Board structure (Board of Directors). Henri de Castries, currently Chairman of AXA's Management Board, would hold the positions of Chairman of the Board of Directors in addition to his post as CEO (*Directeur Général*).

AXA's dual board structure, adopted in 1997, has served the Group well for more than 10 years.

The financial crisis in 2008 and 2009, however, underlined the importance of reactivity in the Group's decision-making processes. The adoption of a unitary Board structure will reinforce the role, responsibilities and implication of the Board and its members while preserving a well-balanced governance system thanks, in particular, to the increased role of the independent directors.

In this context, the Supervisory Board has recommended the appointment of fifteen members to the Board of Directors including eleven independent members:
- Mrs. Wendy Cooper (representative of the employee-shareholders),
- Mrs. Isabelle Kocher (new independent),
- Mrs. Suet-Fern Lee (new independent),
- Mrs. Dominique Reiniche (independent),
- Mr. Henri de Castries[1],
- Mr. Jacques de Chateauvieux (independent),
- Mr. Norbert Dentressangle (independent),
- Mr. Denis Duverne[1],
- Mr. Jean-Martin Folz (independent),

[1] In the proposed governance structure, the positions of Messrs. Henri de Castries and Denis Duverne, respectively Chairman of the Management Board and member of the Management Board in charge of Finance, Strategy and Operations to date, would comply with the AFEP/MEDEF Code of corporate governance.

- Mr. Anthony Hamilton (independent),
- Mr. François Martineau (independent),
- Mr. Giuseppe Mussari (independent),
- Mr. Michel Pébereau,
- Mr. Ramon de Oliveira (independent),
- Mr. Ezra Suleiman (independent).

Each of the four standing Board committees (Audit, Finance, Compensation & Human Resources and Ethics & Governance) will be chaired by an independent director. In addition, the Audit and Remuneration Committees will be composed entirely of independent directors.

Assuming this change of governance is approved, the Board of Directors intends to appoint a Vice-Chairman to act as the Lead Independent Director. The role and powers of the Lead Independent Director will be set forth in the Bylaws of the Board of Directors. In addition to his other powers, the Vice-Chairman will oversee the independent directors' active participation in AXA's governance process and serve, as necessary or appropriate, as their spokesperson *vis-à-vis* AXA's Executive Management.

More information about the proposed governance structure and candidates to the Board of Directors is available in the "Corporate Governance" section of the axa.com website.

About AXA

AXA Group is a worldwide leader in Financial Protection. AXA's operations are diverse geographically, with major operations in Europe, North America and the Asia/Pacific area. For 1H09, IFRS revenues amounted to Euro 48.4 billion and IFRS underlying earnings to Euro 2.1 billion. AXA had Euro 967 billion in assets under management as of June 30, 2009.

The AXA ordinary share is listed on compartment A of Euronext Paris under the ticker symbol CS (ISIN FR0000120628 – Bloomberg: CS FP – Reuters: AXAF.PA). The American Depository Share is also listed on the NYSE under the ticker symbol AXA.

This press release is available on the AXA Group website: www.axa.com

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